Exhibit 12.2

BJ SERVICES COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six months ended March 31,
	2009	2008
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$266,274	$423,470
Fixed charges	32,504	31,002
Amortization of capitalized interest	1,647	1,376
Deduct:
Interest capitalized	3,317	2,785
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	4,627	2,944

Earnings, as defined	$292,481	$450,119

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$16,808	$17,596
Amortized premiums, discounts and capitalized interest related to indebtedness	1,737	1,409
Estimate of interest within rental expense	13,959	11,997

Fixed charges, as defined	$32,504	$31,002

Ratio of Earnings to Fixed Charges	9.00	14.52